UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

60 Tower Rd., Waltham, MA 02451

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On August 19, 2025, the Registrant changed its accounting method from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to generally accepted accounting principles in the United States of America (“U.S. GAAP”) as of January 1, 2025. As a result, the Registrant re-issued its consolidated financial statements for the year ended December 31, 2024 prepared in accordance with U.S. GAAP.

Such financial statements and accompanying Operating and Financial Review and Prospects attached hereto replace the consolidated financial statements and the Operating and Financial Review and Prospects included in the Registrant’s Annual Report on Form 20-F filed with the SEC on May 12, 2025.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-278368) and Form S-8 (File No. 333-269436, 333-214520 and 333-248419) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Consolidated Financial Statements as of December 31, 2024.

99.2	Operating and Financial Review and Prospects as of December 31, 2024.

99.3	Consent of Independent Registered Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 20, 2025	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer